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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE TO
                                 (Rule 14d-100)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           UNIGRAPHICS SOLUTIONS INC.
                       (Name of subject company (issuer))

                             UGS ACQUISITION CORP.
                          a wholly owned subsidiary of
                      ELECTRONIC DATA SYSTEMS CORPORATION
                      (Names of filing persons (offerors))

                 Class A Common Stock, $.01 par value per share
                         (Title of class of securities)

                                   904928108
                                 (CUSIP number)


                             D. Gilbert Friedlander
              Senior Vice President, General Counsel and Secretary
                      Electronic Data Systems Corporation
                               5400 Legacy Drive
                               Plano, Texas 75024
                                 (972) 604-6000
            (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing persons)

                                    Copy to:

                                Andrew M. Baker
                               Baker Botts L.L.P.
                          2001 Ross Avenue, Suite 700
                              Dallas, Texas  75201
                                 (214) 953-6500

                           CALCULATION OF FILING FEE

               Transaction Valuation        Amount of Filing Fee
               ---------------------        --------------------
               Not Applicable                 Not Applicable


[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:             Filing Party:
          Form or Registration No.:           Date Filed:

[x] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [x]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [x]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer:   [ ]

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                                              CONTACTS:
                                              ---------
                                              Ish Haley - EDS
                                              (+1) (972) 605-6808
                                              ish.haley@eds.com

                                              Doug Barnett -- UGS
                                              (+1) (314) 344-8448
                                              Doug.Barnett@ugs.com

                                              EDS Investor Relations
                                              (+1) (972) 605-6661

FOR RELEASE: 7 A.M.  CDT, FRIDAY, AUGUST 3, 2001

EDS, Unigraphics Solutions Reach Agreement for EDS to Purchase All Outstanding Class A Common Shares of UGS

     PLANO, Texas - EDS and Unigraphics Solutions Inc. (UGS) today announced they reached an agreement for EDS to purchase the outstanding Class A common shares of UGS at a price of $32.50 per share.

     On May 23, EDS announced its intention to offer to buy the publicly held minority interest of UGS. The UGS board of directors appointed a special committee of independent directors to evaluate the terms of EDS' offer on behalf of the minority shareholders. The special committee has determined that the price of $32.50 per share is fair to the minority public shareholders and has recommended that UGS shareholders tender their shares pursuant to EDS' offer.

     EDS currently owns approximately 86 percent of the outstanding common shares of UGS, and public shareholders own the remaining 14 percent.

     Previously, EDS had announced an agreement to purchase Structural Dynamics Research Corp. (SDRC) for approximately $950 million in cash, or $25.00 per share. Upon closing, UGS and SDRC will be combined under the UGS name to create an industry leader in the Product Lifecycle Management (PLM) market, with more than $1 billion in annual revenues.

     "EDS is pleased to have reached this agreement with the UGS special committee and board," said Paul Chiapparone, EDS executive vice president of operations and chairman of UGS. "The combination of the UGS and SDRC businesses gives EDS substantial software capability in a rapidly emerging market with significant `pull-through' revenue opportunities for services from our other four lines of business. Completion of these two transactions will enable EDS to continue executing on its strategy to be the leader in the digitized PLM market."

     The transaction will be structured as a cash tender offer for all of the approximately 5.3 million outstanding Class A common shares of UGS. Following completion of the tender offer, EDS will acquire any remaining publicly held shares of UGS through a merger transaction. EDS expects the closing of the UGS and SDRC transactions to occur in the third quarter of 2001.

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     "We are quite pleased that this important step has been successfully concluded," said Tony Affuso, UGS president and CEO. "This marks a significant milestone as we join forces with EDS and SDRC to a create a customer-driven organization with an unmatched capability to enhance the product lifecycle and create value for our customers."

     Lehman Brothers Inc. acted as a financial advisor to the special committee of independent directors, and Greenhill & Co. acted as a financial advisor to EDS in connection with this transaction.

     Investors and security holders are strongly advised to read the tender offer statement and recommendation/solicitation statement regarding the tender offer referred to in this press release when they become available because they will contain important information. EDS and UGS will file these statements with the Securities and Exchange Commission (SEC). Investors and security holders may obtain a free copy of the statements (when available) at www.sec.gov. The
                                                         -----------
statements and related materials may be obtained for free by directing such requests to EDS investor relations at 972-605-6661 or UGS investor relations at 314-344-8240.

About EDS

     EDS, the leading global services company, provides strategy, implementation and hosting for clients managing the business and technology complexities of the digital economy. EDS brings together the world's best technologies to address critical client business imperatives. It helps clients eliminate boundaries, collaborate in new ways, establish their customers' trust and continuously seek improvement. EDS, with its management consulting subsidiary, A.T. Kearney, serves the world's leading companies and governments in 55 countries. EDS reported revenues of $19.2 billion in 2000. The company's stock is traded on the New York Stock Exchange (NYSE: EDS) and the London Stock Exchange. Learn more at www.eds.com.
        -----------

About UGS

     UGS (NYSE: UGS) is one of the most successful software and services companies dedicated to product lifecycle management solutions. UGS' rich heritage and financial strength have been established by consistently providing the industry's best product development applications for over 25 years. Today, UGS is distinguished as a leading supplier of Internet-based product life cycle collaboration solutions as well as the company that is creating the de facto industry standards for the digital product. With offices in over 30 countries around the globe, UGS is a premier vendor for open solutions that seamlessly weave into any environment and create unprecedented value for the world's most demanding customers. In addition, UGS is the first company in its industry to earn the ISO 9001/TickIT certification. For more information please contact UGS at (800) 498-5351 or via the World Wide Web at http://www.ugs.com.
                                               ------------------

     The statements in this news release that are not historical statements, including the statements regarding the economic impact of this transaction and future growth of the acquired business, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, including relating to exchange rates, many of which are beyond EDS' or UGS' control, which could cause actual results to differ materially from such statements. For information concerning certain of these risks and uncertainties, see EDS' or UGS', as applicable, most recent Form 10-Q. EDS and UGS disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

                                      xxx

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